CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2013

(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
May 13, 2013	May 13, 2013

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of the accompanying condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements.

The accompanying unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2013 have been prepared by and are the responsibility of the Company’s management and are approved by the Company’s Audit Committee and Board of Directors.

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2013 and 2012
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended March 31,
	Note	2013	2012

Revenues	6	$67,070	$57,815
Cost of sales		24,270	16,693
Gross margin		42,800	41,122
Depletion, depreciation and amortization		8,196	5,453
Mine operating earnings		34,604	35,669

General and administrative expenses	7	7,461	4,417
Share-based payments		4,405	2,825
Accretion of decommissioning liabilities		127	103
Foreign exchange loss		646	275
Operating earnings		21,965	28,049

Investment and other income	8	11,958	5,581
Finance costs		(524)	(399)
Earnings before income taxes		33,399	33,231

Income taxes
Current income tax expense		1,160	4,849
Deferred income tax expense		5,722	2,024
		6,882	6,873
Net earnings for the period		$26,517	$26,358

Earnings per common share
Basic		$0.23	$0.25
Diluted		$0.23	$0.24

Weighted average shares outstanding
Basic	9	116,895,218	105,440,048
Diluted	9	117,850,571	109,314,773

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended March 31,
	2013	2012

Net earnings for the period	$26,517	$26,358

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	(67)	(2,737)
Currency translation gain	-	386
Other comprehensive loss	(67)	(2,351)

Total comprehensive income for the period	$26,450	$24,007

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

		Three Months Ended March 31,
	Note	2013	2012
OPERATING ACTIVITIES
Net earnings for the period		$26,517	$26,358
Adjustments for:
Share-based payments		4,405	2,825
Depletion, depreciation and amortization		8,384	5,453
Accretion of decommissioning liabilities		127	103
Loss (gain) from silver futures and FVTPL marketable securities	8	1,146	(5,475)
Write-down of AFS marketable securities	8	1,000	-
Gain from fair value adjustment of prepayment facility	18 (a)	(4,850)	-
Income tax expense		6,882	6,873
Finance costs		524	399
Unrealized foreign exchange loss and other		729	583
Operating cash flows before movements in working capital and income taxes		44,864	37,119
Net change in non-cash working capital items	22	1,227	8,550
Income taxes paid		(1,210)	(7,143)
Cash generated by operating activities		44,881	38,526
INVESTING ACTIVITIES
Expenditures on mining interests		(23,690)	(22,208)
Acquisition of property, plant and equipment		(19,566)	(10,880)
Increase in deposits on long-term assets		(5,071)	(5,896)
Realized (loss) gain on silver futures		(357)	1,563
Proceeds from disposal of marketable securities		23	2,488
Investment in marketable securities		-	(9,999)
Cash used in investing activities		(48,661)	(44,932)
FINANCING ACTIVITIES
Proceeds from lease financing		4,637	-
Proceeds from exercise of stock options and share warrants		909	2,524
Repayment of debt and prepayment facilities	18 (b)	(500)	(648)
Payment of lease obligations		(2,091)	(1,309)
Finance costs paid		(524)	(399)
Cash generated by financing activities		2,431	168

Effect of exchange rate on cash held in foreign currencies		(192)	387
Decrease in cash and cash equivalents		(1,349)	(6,238)
Cash and cash equivalents, beginning of period		111,591	91,184
Cash and cash equivalents, end of period		$110,050	$85,333

Cash		$96,888	$85,333
Restricted cash	24	3,300	-
Short-term investments		9,862	-
Cash and cash equivalents, end of period		$110,050	$85,333

Supplemental cash flow information	22

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2013 AND DECEMBER 31, 2012
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Note	March 31, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents		$110,050	$111,591
Trade and other receivables	10	20,509	19,598
Income taxes receivable	11	10,512	8,664
Inventories	12	23,971	23,641
Other financial assets	13	6,307	7,237
Prepaid expenses and other		2,860	2,186
Total current assets		174,209	172,917

Non-current assets
Mining interests	14	395,082	372,941
Property, plant and equipment	15	232,878	220,212
Goodwill		24,591	24,591
Deferred tax assets		6,911	12,619
Deposits on long-term assets		14,822	9,751
Total assets		$848,493	$813,031

Liabilities and Equity

Current liabilities
Trade and other payables	16	$42,406	$37,398
Current portion of lease obligations	17	9,922	8,793
Current portion of debt and prepayment facility	18	9,243	6,662
Income taxes payable		4,368	4,377
Total current liabilities		65,939	57,230

Non-current liabilities
Prepayment facility	18	37,110	44,241
Lease obligations	17	15,605	14,185
Decommissioning liabilities		10,353	9,691
Deferred tax liabilities		94,516	94,159
Total liabilities		223,523	219,506

Equity
Share capital	19 (a)	425,246	423,958
Equity reserves	20	34,859	31,219
Retained earnings		164,865	138,348
Total equity		624,970	593,525
Total liabilities and equity		$848,493	$813,031

Contingent liabilities (Note 24)
Subsequent events (Note 25)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(tabular amounts are expressed in thousands of United States dollars, except share amounts - unaudited)

	Share Capital		Equity Reserves
				Available for	Foreign
			Share-based	sale	currency	Total equity	Retained
	Shares	Amount	payment	revaluation	translation	reserves	earnings	Total equity

Balance at December 31, 2011	105,135,372	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598
Net earnings	-	-	-	-	-	-	26,358	26,358
Other comprehensive (loss) income	-	-	-	(2,737)	386	(2,351)	-	(2,351)
Share-based payment, net of related tax benefits (Note 20)	-	-	2,302	-	-	2,302	-	2,302
Shares issued for:
Exercise of options	431,650	2,533	-	-	-	-	-	2,533
Conversion of shares to be issued	250	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	962	(962)	-	-	(962)	-	-
Balance at March 31, 2012	105,567,272	$276,799	$28,734	$(1,610)	$(291)	$26,833	$75,808	$379,440

Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525
Net earnings	-	-	-	-	-	-	26,517	26,517
Other comprehensive (loss) income	-	-	-	(67)	-	(67)	-	(67)
Share-based payment, net of related tax benefits (Note 20)	-	-	4,086	-	-	4,086	-	4,086
Shares issued for:
Exercise of options	230,100	909	-	-	-	-	-	909
Transfer of equity reserve upon exercise of options	-	379	(379)	-	-	(379)	-	-
Balance at March 31, 2013	116,986,940	$425,246	$37,319	$(2,152)	$(308)	$34,859	$164,865	$624,970

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2012. As these condensed interim consolidated financial statements do not include all disclosures for annual consolidated financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012.

Statement of Consolidation and Presentation

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments, marketable securities and the prepayment facility. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012 have been applied in preparing these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as listed in Note 25 of the company’s audited consolidated financial statements as at and for the year ended December 31, 2012. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Adopted Effective January 1, 2013

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Accounting Policies Adopted Effective January 1, 2013 (continued)

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 (“amendments to IAS1”) – Presentation of Items of Other Comprehensive Income. The amendments to IAS1 require items of other comprehensive income (“OCI”), along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Foreign currency translation

The functional currency of the Company’s head office was changed from the Canadian dollar to the U.S. dollar, consistent with the functional currency for all of the Company’s other entities.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non- monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statement of income in the period in which they arise.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

3.	CHANGES IN ACCOUNTING POLICIES (continued) Future Changes in Accounting Policies

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments include: impairment of property, plant and equipment and mining interests; depreciation and amortization rates for property, plant and equipment and depletion rates for mining interests; estimated reclamation and closure costs; mineral reserve estimates; inventory valuation; valuation of share-based payments; and income taxes.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include: economic recoverability and probability of future economic benefits of exploration; evaluation and development costs; and commencement of commercial production and production levels intended by management.

5.	SEGMENTED INFORMATION

The Company has eight reporting segments, including five operating segments located in Mexico, one development projects in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré and silver-lead concentrate. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices and inventory is costed on a first-in first-out basis.

A reporting segment is defined as a component of the Company that:

• engages in business activities from which it may earn revenues and incur expenses;
• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
• for which discrete financial information is available.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

5.	SEGMENTED INFORMATION (continued)

Management evaluates segment performance based on mine operating earnings as other expenses are not generally allocated to the segments. Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Three Months Ended March 31, 2013					At March 31, 2013
			Depletion,	Mine
			depreciation	operating
			and	earnings	Capital	Total	Total
	Revenue	Cost of sales	amortization	(loss)	expenditures	assets	liabilities
Mexico
San Martin	$6,435	$4,658	$937	$840	$3,343	$84,902	$18,805
La Parrilla	23,105	9,381	3,366	10,358	13,504	193,288	44,748
La Encantada	23,799	10,011	2,612	11,176	5,309	137,022	29,371
La Guitarra	3,951	2,742	1,218	(9)	4,181	151,386	22,190
Del Toro	-	-	-	-	12,862	135,931	31,359
La Luz	-	-	-	-	664	27,841	909
Canada
Coins and Bullion Sales	819	699	-	120	3	597	49
Europe
Silver Sales	50,945	37,924	-	13,021	-	49,050	4,833
Corporate and Eliminations	(41,984)	(41,145)	63	(902)	2,560	68,476	71,259
Consolidated	$67,070	$24,270	$8,196	$34,604	$42,426	$848,493	$223,523

	Three Months Ended March 31, 2012					At December 31, 2012
			Depletion,	Mine
			depreciation	operating
			and	earnings	Capital	Total	Total
	Revenue	Cost of sales	amortization	(loss)	expenditures	assets	liabilities
Mexico
San Martin	$6,064	$2,820	$960	$2,284	$3,850	$83,652	$19,214
La Parrilla	20,714	6,318	2,336	12,060	14,729	175,410	42,546
La Encantada	18,853	7,454	2,157	9,242	7,729	136,510	27,736
La Guitarra	-	-	-	-	-	172,472	35,940
Del Toro	-	-	-	-	8,982	122,152	22,764
La Luz	-	-	-	-	1,557	27,031	338
Canada
Coins and Bullion Sales	1,190	1,330	-	(140)	-	535	122
Europe
Silver Sales	40,140	28,001	-	12,139	-	53,225	4,608
Corporate and Eliminations	(29,146)	(29,230)	-	84	674	42,044	66,238
Consolidated	$57,815	$16,693	$5,453	$35,669	$37,521	$813,031	$219,506

6.	REVENUES

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012
Gross revenue from payable ounces of silver equivalents	$72,076	$61,687
Less: refining & smelting costs	(5,006)	(3,872)
Revenues	$67,070	$57,815

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012
Corporate administration	$1,870	$1,123
Salaries and benefits	3,538	2,070
Audit, legal and professional fees	1,442	762
Filing and listing fees	186	197
Directors fees and expenses	237	167
Depreciation	188	98
	$7,461	$4,417

8.	INVESTMENT AND OTHER INCOME

The Company’s investment and other income is comprised of the following:

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012
Termination fee from Orko acquisition, net of costs	$9,131	$-
Gain from fair value adjustment of prepayment facility (Note 18(a))	4,850	-
(Loss) gain from investment in silver futures (Note 13(c))	(820)	4,856
(Loss) gain from investment FVTPL marketable securities (Note 13(b))	(326)	619
Write-down of AFS marketable securities (Note 13(a))	(1,000)	-
Interest income and other	123	106
	$11,958	$5,581

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of professional fees, legal and underwriter costs, the Company recognized a gain of $9.1 million in other income.

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three months ended March 31, 2013 and 2012 are based on the following:

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012
Net earnings for the period	$26,517	$26,358

Weighted average number of shares on issue - basic	116,895,218	105,440,048
Adjustment for stock options	955,353	3,874,725
Weighted average number of shares on issue - diluted (1)	117,850,571	109,314,773

Earnings per share - basic	$0.23	$0.25
Earnings per share - diluted	$0.23	$0.24

(1) Weighted average number of shares excludes 2,322,145 (2012 – 92,500) options and 329,377 (2012 – nil) warrants that were anti-dilutive for the three months ended March 31, 2013.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	March 31, 2013	December 31, 2012
Trade receivables	$9,818	$6,637
Value added taxes and other taxes recoverable	9,921	12,285
Loan receivable from supplier and other	770	676
	$20,509	$19,598

The Company does not hold any collateral for any receivable amounts outstanding at March 31, 2013 and December 31, 2012. Trade and other receivables include $0.6 million (December 31, 2012 - $0.6 million) in value added taxes (“VAT”) recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

Trade and other receivables includes an allowance of $5.3 million related to VAT receivables acquired as part of the acquisition of Silvermex Resources Inc. (see Note 30 of consolidated financial statements as at December 31, 2012), which is pending outcome of various court trials with the Mexican tax authorities. No additional allowance was recorded by the Company during the quarter.

11.	INCOME TAXES RECEIVABLE

As at March 31, 2013, the Company has income taxes receivable of $10.5 million, primarily related to tax installments made to the Mexican tax authority during the fiscal year 2012. Subsequent to the quarter, in April 2013, the Company’s Mexican subsidiary received a tax refund of $8.9 million (110.0 million Mexican pesos). The remaining balance is expected to be collected in the second half of the year upon filing of final tax returns with the Mexican tax authority.

12.	INVENTORIES

	March 31, 2013	December 31, 2012
Finished product - doré and concentrates	$1,804	$1,982
Work in process	5,004	4,135
Stockpile	1,172	2,558
Materials and supplies	15,771	14,791
Silver coins and bullion including in-process shipments	220	175
	$23,971	$23,641

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

13.	OTHER FINANCIAL ASSETS

	March 31, 2013	December 31, 2012
Marketable securities - available for sale (a)	$1,336	$2,421
Marketable securities - fair value through profit or loss (b)	4,484	4,816
Derivatives (c)	487	-
	$6,307	$7,237

(a)	Marketable Securities – Available For Sale

As at March 31, 2013, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $1.3 million (December 31, 2012 - $2.4 million) and cost of $3.5 million (December 31, 2012 - $4.5 million). Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the quarter ended March 31, 2013, management assessed an impairment of $1.0 million on the Company’s AFS marketable securities, which was recognized in investment and other income during the period.

(b)	Marketable Securities – Fair Value Through Profit or Loss

As at March 31, 2013, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $4.5 million, which were acquired at a cost of $13.20 per unit. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the three months ended March 31, 2013, the Company recognized an unrealized loss of $0.3 million (March 31, 2012 – gain of $0.6 million) related to its FVTPL marketable securities.

(c)	Derivatives

The Company also carries a long position on silver futures, expiring in May 2013, equivalent to 500,000 ounces of silver at an average price of $29.25 at March 31, 2013. Derivatives of $0.5 million (December 31, 2012 - $nil) reflects a deposit of $1.0 million for the margin requirement to hold the silver futures, net of an unrealized loss of $0.5 million at March 31, 2013. For the three months ended March 31, 2013, the Company recorded a loss of $0.8 million (March 31, 2012 – gain of $4.9 million) related to investment in silver futures, recognized in investment and other income during the period.

14.	MINING INTERESTS

The Company’s mining interest is comprised of the following:

	March 31, 2013	December 31, 2012
Producing properties	$209,469	$196,057
Exploration properties (non-depletable)	185,613	176,884
	$395,082	$372,941

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	La Guitarra
Producing properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At December 31, 2011	$27,264	$47,190	$42,077	$-	$116,531
Acquired from Silvermex	-	-	-	47,188	47,188
Additions	13,523	35,476	5,171	4,191	58,361
Change in decommissioning liabilities	566	253	(583)	(728)	(492)
Transfer from exploration properties	3,884	858	1,913	-	6,655
At December 31, 2012	$45,237	$83,777	$48,578	$50,651	$228,243
Additions	3,976	9,956	1,764	1,343	17,039
At March 31, 2013	$49,213	$93,733	$50,342	$51,994	$245,282

Accumulated depletion and amortization
At December 31, 2011	$(6,040)	$(5,402)	$(13,973)	$-	$(25,415)
Depletion and amortization	(1,586)	(2,654)	(2,066)	(465)	(6,771)
At December 31, 2012	$(7,626)	$(8,056)	$(16,039)	$(465)	$(32,186)
Depletion and amortization	(593)	(1,628)	(402)	(1,004)	(3,627)
At March 31, 2013	$(8,219)	$(9,684)	$(16,441)	$(1,469)	$(35,813)

Carrying values
At December 31, 2012	$37,611	$75,721	$32,539	$50,186	$196,057
At March 31, 2013	$40,994	$84,049	$33,901	$50,525	$209,469

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz	Other
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Properties(1)	Total
Cost
At December 31, 2011	$3,520	$5,670	$15,035	$-	$22,112	$20,412	$-	$66,749
Acquired from Silvermex	-	-	-	53,000	-	-	18,100	71,100
Exploration and evaluation expenditures	3,429	4,143	6,435	2,054	26,171	2,434	417	45,083
Proceeds from option payment (h)	-	-	(440)	-	-	-	-	(440)
Change in decommissioning liabilities	-	-	-	-	938	109	-	1,047
Transfer to producing properties	(3,884)	(858)	(1,913)	-	-	-	-	(6,655)
At December 31, 2012	$3,065	$8,955	$19,117	$55,054	$49,221	$22,955	$18,517	$176,884
Exploration and evaluation expenditures	318	1,406	147	295	5,455	65	244	7,930
Capitalization of borrowing costs (Note 18(a))	-	-	-	-	799	-	-	799
At March 31, 2013	$3,383	$10,361	$19,264	$55,349	$55,475	$23,020	$18,761	$185,613

(1)	Other exploration properties consist of Plomosas Silver Project, Penasco Quemado Silver Project, La Frazada Silver Project and Los Lobos Silver Project acquired from Silvermex Resources Inc.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	MINING INTERESTS (continued)

	(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The La Encantada Silver Mine consists of a 4,000 tonnes per day (“tpd”) cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

	(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. During the quarter ended March 31, 2013, the Company paid royalties of $0.1 million (2012 - $0.2 million). As at March 31, 2013, total royalties paid to date for the Quebradillas NSR is $1.7 million.

	(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant, mine buildings, offices and related infrastructure. Management plans to ramp up the cyanidation plant to 1,300 tpd in the third quarter of 2013.

	(d)	La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex Resources Inc. in July 2012. The La Guitarra mine is the Company’s fourth producing asset in Mexico and is 100% owned by the Company.

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City. The 100% owned mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 350 tpd, which was ramped up to 500 tpd in the second quarter of 2013.

	(e)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. The Del Toro mine currently consists of a 1,000 tpd flotation plant, which management plans to ramp up to 4,000 tpd, including a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit, before the end of 2014. First Majestic owns 100% of the Del Toro Silver Mine.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	MINING INTERESTS (continued)

	(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares.

	(g)	Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project (formerly known as Rosario) was acquired through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilowatt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

	(h)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests.

In May 2012, the Company received an additional two million common shares of the Optionee, valued at $0.4 million as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

	(i)	Other Exploration Properties

With the acquisition of Silvermex Resources Inc. in 2012, the Company also acquired a number of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora.

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	Equipment	Construction	Other	Total
Cost
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Acquired from Silvermex	2,126	6,724	1,710	267	10,827
Additions	17,151	19,243	59,318	3,615	99,327
Transfers	6,876	28,336	(35,212)	-	-
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082
Additions	1,162	2,366	13,043	886	17,457
Transfers	8,021	36,050	(42,000)	(2,071)	-
At March 31, 2013	$56,011	$184,817	$34,261	$6,450	$281,539

Accumulated depreciation and amortization
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(4,446)	(13,246)	-	(1,290)	(18,982)
At December 31, 2012	$(9,777)	$(30,548)	$-	$(3,545)	$(43,870)
Depreciation and amortization	(720)	(3,761)	-	(310)	(4,791)
At March 31, 2013	$(10,497)	$(34,309)	$-	$(3,855)	$(48,661)

Carrying values
At December 31, 2012	$37,051	$115,853	$63,218	$4,090	$220,212
At March 31, 2013	$45,514	$150,508	$34,261	$2,595	$232,878

(1) Included in land and buildings is $4.9 million (December 31, 2012 - $5.4 million) of land properties which are not subject to depreciation.
(2) Included in property, plant and equipment is $30.0 million (December 31, 2012 - $26.8 million) of equipment under finance lease.

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At December 31, 2011	$65,737	$57,354	$19,283	$-	$7,005	$2,673	$1,876	$153,928
Acquired from Silvermex	-	-	-	9,352	-	-	1,475	10,827
Additions	16,330	21,018	7,404	1,446	48,058	853	4,218	99,327
At December 31, 2012	$82,067	$78,372	$26,687	$10,798	$55,063	$3,526	$7,569	$264,082
Additions	1,015	2,142	1,432	2,543	7,407	599	2,319	17,457
Transfers	-	6,315	-	-	(6,315)	-	-	-
At March 31, 2013	$83,082	$86,829	$28,119	$13,341	$56,155	$4,125	$9,888	$281,539

Accumulated depreciation and amortization
At December 31, 2011	$(10,609)	$(8,385)	$(4,923)	$-	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(7,944)	(7,538)	(1,933)	(997)	-	(23)	(547)	(18,982)
At December 31, 2012	$(18,553)	$(15,923)	$(6,856)	$(997)	$-	$(96)	$(1,445)	$(43,870)
Depreciation and amortization	(2,064)	(1,806)	(475)	(215)	-	-	(231)	(4,791)
At March 31, 2013	$(20,617)	$(17,729)	$(7,331)	$(1,212)	$-	$(96)	$(1,676)	$(48,661)

Carrying values
At December 31, 2012	$63,514	$62,449	$19,831	$9,801	$55,063	$3,430	$6,124	$220,212
At March 31, 2013	$62,465	$69,100	$20,788	$12,129	$56,155	$4,029	$8,212	$232,878

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

16.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	March 31, 2013	December 31, 2012
Trade payables	$23,289	$20,827
Accrued liabilities	18,982	16,512
Unearned revenue	135	59
	$42,406	$37,398

17.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 6.5% to 9.1%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	March 31, 2013	December 31, 2012
Less than one year	$11,139	$10,233
More than one year but not more than five years	17,115	15,232
	28,254	25,465
Less: future finance charges	(2,727)	(2,487)
Present value of minimum lease payments	$25,527	$22,978

Included in the financial statements as:
Current portion of lease obligations	9,922	8,793
Lease obligations	15,605	14,185
Present value of minimum lease payments	$25,527	$22,978

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	DEBT FACILITIES

	(a)	Bank of America Merrill Lynch Prepayment Facility

In December 2012, the Company entered into a $50.0 million prepayment facility agreement with Bank of America Merrill Lynch (“BAML”). Under the terms of the agreement, the Company received $50.0 million from BAML as an advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The prepayment facility bears an annual interest rate of LIBOR plus 3.5%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at fixed forward prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period. Under the prepayment facility agreement, the Company is required to limit the aggregate amount of debt below $75.0 million, excluding finance leases, which should also not exceed $75.0 million.

The prepayment facility is classified as FVTPL financial liabilities and is recorded at fair market value, based on the forward market price of lead and zinc and discounted at an effective interest rate of 6.7%. As at March 31, 2013, the fair value of the prepayment facility was $46.4 million (December 31, 2012 - $50.4 million), of which $9.2 million (December 31, 2012 - $6.2 million) was classified as short-term and $37.1 million (December 31, 2012 - $44.2 million) was classified as long-term.

During the three months ended March 31, 2013, the Company recognized interest and accretion totalling $0.8 million in relation to the prepayment facility, which were capitalized as construction costs of the Del Toro mine. In addition, the Company recorded a fair value adjustment gain of $4.9 million (2012 - $nil) as other income.

	(b)	Aurcana Debt
As at December 31, 2012, the Company had a $0.5 million non-interest bearing debt payable to Aurcana Corporation. The balance was due and fully paid by the Company on January 9, 2013.

19.	SHARE CAPITAL

	(a)	Authorized and issued capital
The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

	Shares	Amount
Balance at December 31, 2011	105,135,372	$273,304
Shares issued for:
Exercise of options	431,650	2,533
Conversion of shares to be issued	250	-
Transfer of equity reserve upon exercise of options and warrants	-	962
Balance at March 31, 2012	105,567,272	$276,799

Balance at December 31, 2012	116,756,840	$423,958
Shares issued for:
Exercise of options	230,100	909
Transfer of equity reserve upon exercise of options	-	379
Balance at March 31, 2013	116,986,940	$425,246

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

19.	SHARE CAPITAL (continued)

	(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at March 31, 2013:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	180,000	2.03	1.10	180,000	2.03	1.10
3.01 - 4.00	292,400	3.69	1.28	292,400	3.69	1.28
4.01 - 5.00	100,000	4.04	0.36	100,000	4.04	0.36
10.01 - 22.45	5,178,520	18.01	3.74	1,462,375	13.93	2.21
	5,750,920	16.54	3.48	2,034,775	10.92	1.89

As of March 31, 2013, incentive stock options represent 5% (December 31, 2012 - 4%) of issued and outstanding share capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at March 31, 2013 and December 31, 2012 were $11.9 million and $22.6 million, respectively.

The changes in stock options issued during the three months ended March 31, 2013 and the year ended December 31, 2012 are as follows:

	Three Months Ended		Year Ended
	March 31, 2013		December 31, 2012
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	4,603,520	14.59	4,934,375	8.31
Granted	1,415,000	20.91	2,039,645	19.59
Exercised	(230,100)	3.96	(2,174,250)	4.83
Cancelled or expired	(37,500)	19.30	(196,250)	16.88
Balance, end of the period	5,750,920	16.54	4,603,520	14.59

The weighted average closing share price at date of exercise for the three months ended March 31, 2013 was CAD$18.23 (March 31, 2012 - CAD$19.70) .

During the three months ended March 31, 2013, 1,415,000 (March 31, 2012 – 1,045,000) stock options were granted for an aggregate fair value of CAD$10.9 million (March 31, 2012 – CAD$8.2 million).

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

19.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

The weighted average fair value of employee stock options granted during the three months ended March 31, 2013 and the year ended December 31, 2012 were $8.21 and $8.82, respectively, which were estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended	Year Ended
	March 31, 2013	December 31, 2012
Average risk-free interest rate (%)	1.27	1.24
Expected life (years)	3.35	3.38
Expected volatility (%)	58.54	62.75
Expected dividend yield (%)	-	-
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	Share purchase warrants
The following table summarizes the information about share purchase warrants outstanding and exercisable at March 31, 2013:

Warrants Outstanding and Exercisable
		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Warrants	(CAD$/Share)	(Years)
25.36	329,377	25.36	0.71

There were no changes in share purchase warrants during the three months ended March 31, 2013.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	EQUITY RESERVES

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012
Available for sale revaluation reserve (a)
Balance at beginning of period	$(2,085)	$1,127
Loss on available for sale marketable securities	(67)	(2,737)
Balance at end of period	(2,152)	(1,610)
Share-based payments reserve (b)
Balance at beginning of period	33,612	27,394
Share-based payments recognized in profit and loss and related tax benefit	4,086	2,302
Reclassed to share capital for exercise of stock options and warrants	(379)	(962)
Balance at end of period	37,319	28,734
Foreign currency translation reserve (c)
Balance at beginning of period	(308)	(677)
Currency translation gain	-	386
Balance at end of period	(308)	(291)
Total equity reserves per statements of financial position	$34,859	$26,833

(a) The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.
(b) The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $0.3 million (2012 - $0.5 million).
(c) The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. Effective January 1, 2013, all of the Company’s entities have the US dollar as their functional currency.

21.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2012.

The capital of the Company consists of equity, comprising issued capital, equity reserves and retained earnings, debt facilities, net of cash and cash equivalents as follows:

	March 31, 2013	December 31, 2012
Equity	$624,970	$593,525
Debt and prepayment facilities	46,353	50,903
Less: cash and cash equivalents	(110,050)	(111,591)
	$561,273	$532,837

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

21.	FINANCIAL INSTRUMENTS (continued)

	(a)	Capital risk management (continued)

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenant under the BAML prepayment facility agreement (see Note 18(a)).

	(b)	Categories of financial instruments

	March 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets
Loans and receivables
Cash and cash equivalents	$110,050	$110,050	$111,591	$111,591
Trade and other receivables	20,509	20,509	19,598	19,598
Fair value through profit or loss
Marketable securities	4,484	4,484	4,816	4,816
Derivatives	487	487	-	-
Available for sale
Marketable securities	1,336	1,336	2,421	2,421
Total financial assets	$136,866	$136,866	$138,426	$138,426

Financial liabilities
Fair value through profit or loss
Prepayment facility	$46,353	$46,353	$50,403	$50,403
Other financial liabilities
Trade and other payables	42,406	42,406	37,398	37,398
Debt	-	-	500	500
Total financial liabilities	$88,759	$88,759	$88,301	$88,301

(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

21.	FINANCIAL INSTRUMENTS (continued)

(c)	Fair value of financial instruments (continued)

	March 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	5,820	-	-	5,820
Derivatives (1)	487	-	-	487

Financial liabilities
Prepayment facility (2)	-	46,353	-	46,353

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	7,237	-	-	7,237

Financial liabilities
Prepayment facility (2)	-	50,403	-	50,403

(1) Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.
(2) The prepayment facility is valued based on the market value of lead and zinc to be delivered, determined using forward price curve of the respective metals, discounted at market discount rate.

(d)	Financial risk management
There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2012, except for the following:

	i)	Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $8.9 million as at March 31, 2013 (December 31, 2012 - $13.9 million), of which $0.6 million (2012 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex Resources Inc. in 2012, the Company acquired $5.3 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authorities.

The carrying amount of financial assets recorded in the condensed interim consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

21.	FINANCIAL INSTRUMENTS (continued)

(d)	Financial risk management (continued)

	ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at March 31, 2013, the Company has outstanding trade payables of $23.3 million (December 31, 2012 - $20.8 million) which are generally payable in 90 days or less and accrued liabilities of $19.0 million (December 31, 2012 - $16.5 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$42,406	$42,406	$-	$-	$-
Prepayment facility	46,353	9,243	26,425	10,685	-
Finance lease obligations	28,254	11,139	16,675	440	-
Decommissioning liabilities	12,158	-	-	-	12,158
Total Obligations	$129,171	$62,788	$43,100	$11,125	$12,158

iii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				March 31, 2013		December 31, 2012
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$19,428	$1,121	$(1,896)	$18,653	$1,865	$5,001	$500
Mexican peso	3,570	10,767	(22,836)	(8,499)	(850)	(7,237)	(724)
	$22,998	$11,888	$(24,732)	$10,154	$1,015	$(2,236)	$(224)

iv)	Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by- product revenue from the sale of gold, zinc, lead and iron ore, which accounts for approximately 10% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver.

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

21.	FINANCIAL INSTRUMENTS (continued)

(d)	Financial risk management (continued)

iv)	Commodity Price Risk (continued)
As at March 31, 2013, a 10% increase or decrease of metal prices at March 31, 2013 would have the following impact on net earnings:

				March 31, 2013
				Effect of +/-
				10% change in
	Silver	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$1,284	$350	$113	$1,747
Prepayment facility	-	(2,546)	(2,465)	(5,011)
	$1,284	$(2,196)	$(2,352)	$(3,264)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2012
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables	$(911)	$1,162
Increase in inventories	(330)	(3,652)
(Increase) decrease in prepaid expenses and other	(1,624)	2,866
(Increase) decrease in net taxes receivable	(1,807)	7,417
Increase in trade and other payables	5,899	757
	$1,227	$8,550
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options	379	962
Capitalization of borrowing costs	(799)	-
Assets acquired by finance lease	-	(3,092)

23.	VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired a controlling interest in First Silver for $50,776,000. The purchase price was payable to the seller (the “Seller”) in three instalments (“the Agreement”). The first instalment of $25.4 million, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $12.7 million was paid on May 30, 2007. The final 25% instalment of $12.7 million, together with accrued interest of $0.9 million was paid into a trust account of the Company and First Silver in May 2008, and a Letter of Credit deposited in court, pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Seller who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Seller engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Seller acquiring a mine which was First Silver’s right to acquire. These allegations are denied by the Seller but management believes that there are substantial grounds to this claim.

On March 14, 2008, the Seller filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14.2 million.

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

23.	VENDOR LIABILITY AND INTEREST (continued)

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14.2 million. The Company agreed that $13.6 million under the Letter of Credit would be paid into the Seller’s lawyer’s trust account (the “Trust Funds”) in partial satisfaction of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursements of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company.

The trial commenced in the Supreme Court of British Columbia, Vancouver, British Columbia in April 2012 and adjourned in January 2013. On April 24, 2013, the Company received a positive judgment from the Supreme Court of British Columbia, which awarded a net opportunity loss of $89.6 million in favour of First Majestic. The amount does not include pre-judgment interest or legal costs, of which a portion is recoverable, nor has the court ruled on the Seller’s counterclaim for, among other things, interest charges on the approximately $14.2 million which has been held in the Trust Funds since July 2009. These issues, together with other outstanding issues, will be subsequently addressed by the Supreme Court of British Columbia on a date to be scheduled. Under British Columbia Law, the Seller has 30 days to appeal the judgment. Due to the magnitude of this award, management anticipates the Seller will appeal this decision and there will be further legal activities in order to realize this award. As at March 31, 2013, the Company has not recognized any receivable or income related to the outcome of this trial.

24.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria (“SAT”) for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The tax reassessments for 2004 to 2006, totalling $2.5 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. The Company has successfully won 100% of its appeals for the 2004 to 2006 tax reassessments totalling $2.5 million (32.3 million Mexican pesos). The Company is also currently defending the tax treatments amounting to $3.3 million (43.4 million Mexican pesos) related to the 2007 tax year regarding revenue and intercompany loan treatments via the administrative appeal process. The Company received a favourable resolution for the revenue treatment in February 2013, and SAT has cancelled $1.7 million (22.3 million Mexican pesos) of the 2007 re-assessment claim. The remaining balance of $1.6 million (21.1 million Mexican pesos) regarding the intercompany loan treatment is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in all claims and has not recorded a provision for any potential tax exposure relating to these assessments.

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a newly acquired subsidiary of the Company, had a tax re-assessment from SAT for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.3 million (40.8 million Mexican pesos). La Guitarra has posted cash as collateral (“Restricted Cash”) for a bond held with SAT for $3.3 million (40.8 million Mexican pesos). During 2012, La Guitarra received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. The Company has recorded a VAT payable of $3.3 million related to the tax assessment. Since the acquisition of La Guitarra in July 2012, First Majestic has filed each monthly VAT claim for the remainder of 2012, and has been pursuing a plan to claim pre-acquisition VAT refunds since October 2007. In the first quarter of 2013, La Guitarra received VAT refunds related to October and November 2007 for $0.2 million (2.1 million Mexican pesos).

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

25.	SUBSEQUENT EVENTS

Subsequent to March 31, 2013:

(a) In April 2013, the Company’s Mexican subsidiary received an income tax refund of $8.9 million (110.0 million Mexican pesos);

(b) In March 2013, the Company received approval from the Toronto Stock Exchange to repurchase up to 5,848,847 common shares of the Company over the next 12 months through normal course issuer bid in the open market. Since April 1, 2013, the Company has repurchased 115,000 shares for a total consideration of CAD$1.4 million, of which 75,000 shares have been cancelled;

(c) 10,000 options were exercised for gross proceeds of CAD$37,000; and

(d) 15,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 116,921,940 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

26.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements of First Majestic Silver Corp. for the three months ended March 31, 2013 were approved and authorized for issue by the Board of Directors on May 13, 2013.

Notes Page 22